July 18, 2024

Franco Valle
Principal Financial and Accounting Officer
Biomea Fusion, Inc.
900 Middlefield Road, 4th Floor
Redwood City, CA 94063

       Re: Biomea Fusion, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed March 28, 2024
           File No. 001-40335
Dear Franco Valle:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences